ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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06012848

April 18, 2006

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto are two press releases which have been published by the Company since our last submission of March 23, 2006.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
APR 26 2006

SEC MAIL PROCESSING SECTION
RECEIVED
APR 24 2006
WASH. D.C.
209

DOCSNY1:1082596.25

Open for new horizons.

Vienna International Airport

Vienna International Airport:
All traffic segments report good results for March
Strong growth in cargo turnover

After a good start during the first two months of this year, traffic growth also remained positive in March. The number of passengers rose 6.1% to a total of 1,251,631. Flight movements increased by 4.2% and maximum take-off weight (MTOW) grew 6.5%. Cargo turnover was 34.2% higher primarily due to an increase in the frequency of cargo only flights, in particular from the Far East.

Scheduled traffic by region showed different results: a slight minus of 2.7% was recorded in travel to the USA, but traffic to destinations in the Far East again showed a strong growth with a plus of 20.4%. The number of passengers travelling to the Middle East grew by 7.6%.

The number of passengers increased 8.4% to 3,375,744 for the first quarter of 2006. Maximum take-off weight (MTOW) increased 5.2%, flight movements rose 3.8% and cargo volume grew 25.4%.

	March 2006	Change in %	January to March 2006	Change in %
Passengers:	1,251,631	+6.1	3,375,744	+8.4
Transfer passengers:	420,846	+9.9	1,169,276	+12.8
Maximum take-off weight (in tonnes):	544,519	+6.5	1,512,583	+5.2
Flight movements (arrival + departure):	19,423	+4.2	54,207	+3.8
Cargo in tonnes (air cargo and trucking):	24,364	+34.2	62,599	+25.4

For additional information contact: Michael Kochwalter (+43-1-) 7007-22300
Hans Mayer (+43-1-) 7007-23000

08/06 .... K/MY .... 13 April 2006

Open for new horizons.

Vienna International Airport

Flughafen Wien AG welcomes decision by federal cartel authorities on Bratislava

(Vienna) "Flughafen Wien AG welcomes the positive decision by the Austrian cartel authorities for the acquisition of Bratislava Airport by the TwoOne Consortium. This approval represents an important step in completing the purchase of a stake in Bratislava Airport", commented Herbert Kaufmann, member and speaker of the Management Board of Flughafen Wien AG.

After extensive discussions with the Austrian authorities, Flughafen Wien AG consented to a benchmarking model that will link the future development of tariffs at Vienna International Airport to a representative cross-section of European airports. This will allow the cartel authorities to ensure that Flughafen Wien AG develops in conformity with the market. For Flughafen Wien AG, this decision will not place any limitations on its long-term tariff strategy because the model does not interfere with long-term planning. The agreement also includes provisions for the allocation of slots and the maintenance of existing take-off and landing capacity.

"This agreement represents a workable solution in the interests of all parties", emphasized Kaufmann and indicated his optimism that a constructive solution will also be reached with the Slovakian authorities.